Exhibit 99.1

Barrick Reports Solid Q1 Results and Progress on Strategic Growth Objectives

First Quarter 2025 Results All amounts expressed in U.S. dollars unless otherwise indicated

Toronto, May 7, 2025 – Barrick Mining Corporation (NYSE:GOLD[1])(TSX:ABX) (“Barrick” or the “Company”) today reported a solid start to the financial year, making significant headway on its long-term strategy and advancing its global portfolio of Tier One[2] gold and copper assets.

Net earnings per share increased 59% year-on-year to $0.27 with adjusted net earnings per share[3] growing by 84% year-on-year to $0.35. Operating cash flow of $1.2 billion was also up 59% while free cash flow[4] of $375 million improved materially compared to Q1 2024, driving net debt reduction of 5% over the quarter. The Board again approved a quarterly dividend of $0.10 per share while the Company repurchased $143 million of its shares, consistent with its commitment to shareholder returns.

Gold production of 758,000 ounces was at the top end of guidance with copper production increasing to 44,000 tonnes year-over-year on improved costs. The average realized gold price[5],[6] for the quarter of $2,898 per ounce, up 40% from the prior year, supported stronger margins despite ongoing expansion work at Pueblo Viejo and planned maintenance at Nevada Gold Mines—initiatives that will position both mines for a stronger output next quarter and the rest of the year. Full-year guidance for both gold and copper remains unchanged.

President and CEO Mark Bristow said that during the quarter, Barrick significantly advanced several key growth projects. “At Reko Diq and Lumwana, owner teams have been mobilized, long-lead items secured, and Fluor and Hatch appointed as engineering partners, respectively. These projects will materially grow Barrick’s copper and gold production and support our goal to organically grow our gold-equivalent ounces by 30% by the end of the decade.[7] We also progressed with the Pueblo Viejo ramp up and tailings expansion—critical to unlocking its full value—and transitioned Fourmile to prefeasibility with 16 rigs now active, targeting high-confidence substantial resource additions,” he said.

Full year gold and copper guidance maintained

Costs per ounce expected to trend lower during the year

59% increase in operating cash flow to $1.2 billion compared to Q1 2024

Q1 net EPS $0.27 Q1 adjusted net EPS[3] $0.35

$143 million in share buybacks; $0.10 per share dividend

Continued on page 3

Key Performance Indicators

Best Assets…

∎	Q1 gold production at the top end of 700-750koz guidance range with full year gold and copper production targets on track

∎	Costs per ounce expected to trend lower over rest of year driven by higher production

∎	Ongoing improvements at Nevada Gold Mines, including open pit unit costs for Carlin lowest in three years

∎	Canadian exploration teams advance a pipeline of opportunities with drilling in progress on most prospective target

∎	New discovery emerges within Reko Diq mining license

Key Growth Projects…

∎	Pueblo Viejo throughput improvement projects completed successfully; ramp up remains on track to deliver on guidance

∎	Fourmile ramping up to 16 rigs running to define substantial extensions to mineral resources, in support of Bullion Hill decline development

∎	Reko Diq and Lumwana transition to execution with the appointment of Fluor and Hatch engineering partners, respectively

∎	Exploration MoU signed with the Government of Zambia to further support investment in Lumwana and ground beyond its footprint

∎	Design and construction engineer appointed for new tailings storage facility at Pueblo Viejo and early works commenced

Leader in Sustainability…

∎	57% and 44% decrease in LTIFR[8] and TRIFR[8] respectively when compared to same quarter last year

∎	Over 31,000 Critical Control Verification on our Fatal Risks completed globally

∎	All National Environmental Permits received for Reko Diq and the IFC disclosed completion of their independent review of the Environmental and Social Impact Assessment

∎	First new houses successfully handed over to families at host site for the Pueblo Viejo tailings storage facility resettlement project

Delivering Value…

∎	$1 billion value unlocked in sale of stake in Donlin Gold Project

∎	Operating cash flow of $1.2 billion for the quarter—59% higher than Q1 2024

∎	Free cash flow[4] of $375 million for the quarter driving net debt reduction of 5% over the quarter

∎	Net earnings per share of $0.27 and adjusted net earnings per share[3] of $0.35 cents for the quarter

∎	$0.10 per share quarterly dividend declared and another $143 million in share buybacks

BARRICK FIRST QUARTER 2025	2	PRESS RELEASE

Financial and Operating Highlights

	Q1 2025	Q4 2024	Q1 2024

Financial Results ($ millions)

Net earnings[9]	474	996	295

Adjusted net earnings[3]	603	794	333

Attributable EBITDA[10]	1,361	1,697	907

Net cash provided by operating activities	1,212	1,392	760

Free cash flow[4]	375	501	32

Net earnings per share	0.27	0.57	0.17

Adjusted net earnings per share[3]	0.35	0.46	0.19

Total attributable capital expenditures[11],[12]	631	758	572

Operating Results

Gold

Production[5] (thousands of ounces)	758	1,080	940

Realized gold price[5],[6] ($/oz)	2,898	2,657	2,075

Gold COS[5],[13] (Barrick’s share) ($/oz)	1,629	1,428	1,425

Gold TCC[5],[14] ($/oz)	1,220	1,046	1,051

Gold AISC[5],[14] ($/oz)	1,775	1,451	1,474

Copper

Production[5] (thousands of tonnes)	44	64	40

Realized copper price[5],[6] ($/lb)	4.51	3.96	3.86

Copper COS[5],[13] (Barrick’s share) ($/lb)	2.92	2.62	3.20

Copper C1 cash costs[5],[15] ($/lb)	2.25	2.04	2.40

Copper AISC[5],[15] ($/lb)	3.06	3.07	3.59

Financial Position ($ millions)	As at 3/31/25	As at 12/31/24	As at 3/31/24

Debt (current and long term)	4,727	4,729	4,725

Cash and equivalents	4,104	4,074	3,942

Debt, net of cash	623	655	783

Continued from page 1

Barrick’s global exploration teams continued to expand and advance our pipeline of projects and opportunities, with drilling underway across high-potential targets in the Americas, Africa and Asia. A new discovery has emerged within the Reko Diq mining license, further confirming the potential and world-class mineral endowment of the district. In Canada, a key destination for the group, focused exploration is advancing multiple opportunities.

At the same time, Barrick’s $1 billion sale of its 50% interest in Donlin realizes immediate value and ensures we maintain a sharp focus on developing a future pipeline of the best Tier One[2] assets, such as Fourmile. Similarly, the Company also continues to progress the planned divestments of Tongon and Hemlo, in line with its strategy.

Bristow said the first quarter highlighted Barrick’s distinct approach to growth—one that avoids the pitfalls of industry short-termism in favor of long-term, internally funded value creation. “We’ve built a global mining company with the financial strength, technical capacity and operational depth to grow organically. Our performance this quarter reflects delivery across all our strategic pillars: from reserve replacement and portfolio optimization, to the ramp-up of world-class projects and reinvestment in exploration.”

“While others pursue shortcuts through M&A, we continue to invest in our own future—by building and not just buying—thereby creating real value for our shareholders. With no need to raise new equity or increase debt to fund our growth, Barrick remains uniquely well positioned to maintain a strong balance sheet while delivering sustainable returns and long-term value for shareholders,” Bristow said.

Along with its world-class portfolio of six Tier One[2] gold mines, Barrick is building a substantial copper business, which will be a meaningful contributor to growing production volumes in the coming years and beyond. Hence the decision to change the Company’s name to Barrick Mining Corporation and its ticker symbol to ‘B’ on the New York Stock Exchange.

Q1 2025 Results Presentation

Mark Bristow will host a live presentation of the results today at 11:00 AM ET, with an interactive webinar linked to a conference call. Participants will be able to ask questions.

The Q1 presentation materials will be available on Barrick’s website at www.barrick.com and the webinar will remain on the website for later viewing.

BARRICK FIRST QUARTER 2025	3	PRESS RELEASE

Barrick Reports Share Repurchases

and Declares Q1 Dividend

Barrick today announced the declaration of a dividend of $0.10 per share for the first quarter of 2025. The dividend is consistent with the Company’s Performance Dividend Policy announced at the start of 2022.

The Q1 2025 dividend will be paid on June 16, 2025 to shareholders of record at the close of business on May 30, 2025.

In addition to the quarterly dividend, Barrick repurchased approximately 7.69 million shares during Q1 under the share buyback program that was announced in February 2025.

“Our operating performance and growing margins have allowed us to provide significant returns to shareholders during the quarter through the combination of dividends and share buybacks at a compelling valuation. At the same time, Barrick’s balance sheet continues to be one of the strongest in the industry, ensuring we have the liquidity to invest in our significant growth projects,” said senior executive vice-president and chief financial officer Graham Shuttleworth.

Board Strengthened With Two New Directors

Barrick’s shareholders have elected Ben van Beurden and Pekka Vauramo to its board as Independent Directors at the Annual and Special Meeting of Shareholders on May 6.

Chairman John Thornton said the election of these two experienced business leaders reflected Barrick’s ongoing commitment to board renewal and diversity, aimed at ensuring the Company has the leadership required to navigate evolving industry dynamics.

“The addition of van Beurden, with his extensive international experience in the extractive industry and Vauramo who has significant global mining engineering experience will strengthen the board’s operational depth and strategic oversight as Barrick advances its plan to increase gold equivalent production by 30% by 2030.[7] Both bring exceptional leadership, a global perspective and deep industry knowledge, with expertise in sustainable business practices that will support our commitment to delivering long-term value to shareholders while maintaining our leadership in responsible mining,” Thornton said.

In 2024, Barrick’s ESG & Nominating Committee undertook a comprehensive review of the Board’s composition, identifying opportunities to enhance extractive industry and mining expertise along with global leadership experience to better align with the Company’s strategic objectives.

Ben van Beurden, former CEO of Shell, offers four decades of global experience in the energy sector. He is credited with leading Shell’s transition toward a more diversified and sustainable energy portfolio, alongside corporate simplification efforts that enhanced efficiency and shareholder value. He currently serves as Senior Advisor on energy transition investments at KKR and is the incoming chairman of Clariant.

Pekka Vauramo, former CEO of Metso and previously of Finnair, brings a strong track record in operational leadership and strategic transformation across the mining, logistics, and services sectors. At Metso, he led the merger with Outotec, forming a global leader in sustainable mineral and metal processing technologies. His background also includes senior roles at Sandvik, Cargotec, and Outokumpu, as well as extensive board experience.

Thornton added that the 10 board directors comprised an experienced team with a mosaic of skills, whose diversity of backgrounds, experiences and viewpoints effectively represented Barrick’s stakeholders globally.

BARRICK FIRST QUARTER 2025	4	PRESS RELEASE

Barrick Name Change Signals

Intent to Lead In Gold and Copper

The proposed name change from Barrick Gold Corporation to Barrick Mining Corporation was approved at the Company’s Annual and Special Meeting of Shareholders, held on May 6, 2025.

In conjunction with this change, Barrick’s common shares listed on the New York Stock Exchange will now trade under the ticker symbol ‘B’ instead of ‘GOLD’, effective May 9, while the ticker symbol ‘ABX’ for its common shares listed on the Toronto Stock Exchange will remain unchanged.

Mark Bristow says Barrick’s vision is to be the world’s most valued gold and copper exploration, development and mining business. “Along with our world-class portfolio of six Tier One[2] gold mines, we are building a substantial copper business which will be a meaningful contributor to growing our production volumes in the coming years and beyond.”

“Our new name and our new stock symbol, ‘B’, better reflect Barrick’s current business and our mission to achieve sustainable and profitable gold and copper growth. Gold remains core to our foundation, and we will continue to explore for and develop new gold mines, including the expansion of Pueblo Viejo, the exciting Fourmile gold project in Nevada and exemplified by the Reko Diq project with its world class mix of both copper and gold,” Bristow said.

He said that following the merger with Randgold Resources five years ago, management had set out a new strategy to reposition the Company as the world’s most valued miner by owning long-life, sustainable Tier One[2] gold and copper assets, operated by the best people and delivering sector-leading returns.

“After the merger, Barrick quickly created its value foundation by combining its Nevada assets with Newmont’s, creating Nevada Gold Mines—the world’s largest gold mining complex. Barrick also focused its attention on re-energizing and consolidating its Tanzanian gold mines, invested in expanding Pueblo Viejo to reach its full potential and turned Kibali into one of the world’s greenest and most automated mines,” says Bristow.

At the same time, Barrick recognized the growing strategic importance of copper and is looking to turn the Lumwana mine into one of largest producers of the metal which, along with the undeveloped Reko Diq copper-gold deposit, will support a planned 30% growth in gold equivalent ounces by the end of the decade.[7]

“Our strong balance sheet and cashflows from existing operations position us to confidently invest in our own future as well as navigate most commodity price scenarios. At the same time, they enable us to increase shareholder returns through enhanced share buybacks and dividends,” he said.

BARRICK FIRST QUARTER 2025	5	PRESS RELEASE

Successful Barrick Academy

Scales Up Across All Regions

Barrick is scaling up the successful Barrick Leadership Academy across all its regions, marking a major milestone in the Company’s commitment to cultivating world-class frontline leadership.

Following its successful launch in the Africa & Middle East region at the now closed Buzwagi mine in Tanzania, where it has already trained more than 2,000 supervisors, the program is being expanded across the group with frontline leaders in every region—including Latin America and Asia Pacific—expected to have access to the Academy’s tailored development curriculum by the end of the year.

Representatives from Latin America and Asia Pacific attended sessions at the Buzwagi training center earlier this year, ahead of the regional launch planned for October 2025.

The program is being extended to Nevada Gold Mines with the first cohort launched in April 2025. Ultimately, 700 frontline leaders—including supervisors, general supervisors, and superintendents—will complete the training. Delivered through immersive, in-person workshops and follow-up coaching, the program is providing practical tools for people management and business optimization, including a Lean Management project component. Graduates present their final projects to members of NGM’s Senior Leadership Team.

The Barrick Academy provides a consistent leadership framework rooted in the Company’s DNA, equipping frontline leaders with practical tools to manage teams effectively, drive operational excellence, and align with key performance indicators. The training emphasizes adaptability, helping leaders respond to dynamic industry challenges and foster continuous improvement.

Human resources executive Darian Rich said, “The Barrick Academy is more than a leadership program, it’s a cornerstone of our strategy to build a high-performance culture across our operations. By investing in the development of our people and delivering consistent training across our global sites, we’re empowering our frontline leaders to drive results, innovation, and long-term success.”

Meanwhile, at its Reko Diq project, Barrick launched the International Graduate Development Program for Reko Diq in July 2023. Selected from thousands of applicants, Balochistan graduates are undertaking intensive on-the-job training at Barrick sites around the world, including Veladero in Argentina and Lumwana in Zambia. Nine graduates have successfully completed the first year, with 18 more recently selected to join the program.

This hands-on global exposure equips young professionals from Balochistan with practical skills and insights into world-class mining operations. Upon completion, participants will return to the Reko Diq project, where they are expected to play key roles in its development, support community upliftment, and help ensure that the mine’s leadership structure reflects the region it serves.

“From top executives to frontline supervisors, we believe great leadership drives great performance. That’s why we’ve made significant investments not only in developing technical capabilities but also in strengthening leadership at every level of the business. Through initiatives like the Barrick Academy and other global training programs, we are building a flat, agile organization equipped to respond to changing market dynamics, accelerate innovation, and create long-term value for all our stakeholders,” said Rich.

BARRICK FIRST QUARTER 2025	6	PRESS RELEASE

The Phoenix mine in Nevada.

Recovering Value From Tailings

As part of a broader strategy to recover value from legacy tailings while improving environmental outcomes, Nevada Gold Mines is recovering sulphide concentrate from the copper and gold tailings at the Phoenix mine in Nevada, providing a valuable energy input for the roasters and autoclaves at NGM’s Carlin and Turquoise Ridge operations.

By removing sulphide from the tailings, the initiative reduces acid-generating water potential and enhances the long-term environmental profile of the Phoenix site when it comes to designing its closure—aligning with Barrick’s commitment to responsible mine closure and sustainable development.

Although Phoenix is still producing both gold and copper the repurposed flotation circuit and new filtration plant is designed to scavenge sulphide, along with residual gold concentrations from the final process tailings. At the same time, the sulphide concentrate being produced onsite helps reduce the need for imported sulphur prill—a key “fuel” component in the roasting process which leads to more efficient roaster performance.

Similarly in the pressure oxidation process, it also lowers the need for boilers to produce steam (to heat slurry) in the autoclaves. This cuts both energy use and processing costs, delivering operational efficiencies across the network explains the General Manager of Phoenix mine, Robert Tucker.

By producing sulphide concentrate on site, Barrick is avoiding the need to haul in sulphur from external sources, further reducing the project’s carbon footprint and associated logistics costs, says metallurgy, engineering and capital projects executive John Steele.

“We are currently producing approximately 400 tonnes of sulphide concentrate daily from Phoenix, with a target of reaching 1,000 tonnes per day by year-end. The program complements similar recovery efforts at Golden Sunlight in Montana—a closed site—highlighting Barrick’s strategy to maximize value from its closed operations by turning legacy materials into productive inputs,” Steele says.

Barrick’s approach to mine closure was integrated from the outset, aiming to deliver lasting, positive, and sustainable legacies for local communities while still getting value from the asset, he said.

BARRICK FIRST QUARTER 2025	7	PRESS RELEASE

The Nuevos Horizontes (New Horizons) community.

Pueblo Viejo Resettlement Reaches Milestone

In a development undertaken to ‘best in class standards’, 18 Dominican families have been successfully resettled to a new model community called Nuevos Horizontes (New Horizons), paving the way for several hundred more.

This marks a critical milestone in the broader resettlement program to enable the development of the El Naranjo Tailings Storage Facility (“TSF”), essential to the continued expansion of Barrick’s Pueblo Viejo mine.

Pueblo Viejo is one of the world’s top 10 gold mines and a cornerstone of Barrick’s global gold portfolio. Since 2019, Barrick has been repositioning the asset to realize its full potential of producing 800,000 ounces of gold a year (100% basis) over a 20-year mine life[16] and unlocking approximately 13.9 million ounces of gold reserves with the Expansion Project based on a gold price of $1,400 per ounce.[17]

Group sustainability executive Grant Beringer said the selection of El Naranjo as the site for the new TSF followed an extensive technical and stakeholder engagement process that began in 2021 and involved more than 3,000 community engagements. The resettlement itself was progressing in accordance with both Dominican law and the International Finance Corporation’s Performance Standards 5.

“The goal is to ensure that all resettled households are demonstrably better off, with improved access to infrastructure, services and importantly sustainable livelihoods. A total of 220 houses have been constructed at the new site, with more than 500 expected to be completed by year-end. To date, 128 families have accepted their resettlement packages and have been assigned homes for relocation in 2025,” Beringer said.

Replacement of community assets—including schools, churches, and public facilities—is being carried out on a like-for-like basis, with guaranteed access to municipal services. Additional community improvements include a potable water treatment plant, sewage infrastructure, paved roads and dedicated spaces for business and recreation.

Beringer said, “The expansion project and associated resettlement program reflect Barrick’s long-term commitment to responsible development. The creation of the El Naranjo TSF is a key step in unlocking Pueblo Viejo’s full value, and we are doing so in a way that places people at the center of our approach. This isn’t just a resettlement—it’s a transformation, and it’s being delivered to world-class standards.”

Pueblo Viejo remained a significant economic engine for the Dominican Republic, contributing approximately $1.3 million per day in taxes and accounting for 38% of national goods exported (on a 100% basis). In 2024, the mine spent $574 million nationally and $48 million locally (on a 100% basis) on procurement, and employs nearly 3,000 Dominicans, excluding contractors, Beringer said.

BARRICK FIRST QUARTER 2025	8	PRESS RELEASE

  Canada possesses the endowment, geological prospectivity and recent discovery record that supports the potential for the discovery of new world-class deposits.

Canadian Exploration

Barrick’s Strategic Approach to a Tier One Discovery in Canada

Barrick is a geologically focused organization with a long track record of value creation through exploration and organic growth.

This is demonstrated by its industry-leading depletion replacement record, where the Company continues to grow reserves net of depletion without sacrificing the quality of its orebodies. A long-term exploration strategy is essential to support this delivery, and Barrick continues to invest in exploration across the globe, with Canada as a core part of this approach.

Canada possesses the endowment, geological prospectivity and recent discovery record that supports the potential for the discovery of new world-class deposits. Following the merger with Randgold, Barrick immediately strengthened the Canadian exploration team, bringing together subject matter experts, regional specialists and field geologists that are highly motivated to discover the next world-class gold deposit in Canadian territory.

Barrick’s exploration strategy is based around simultaneously using innovative exploration technologies and techniques combined with a profound geological understanding to identify the most fertile geologic domains and consolidate dominant land positions to evaluate and build a high-quality project pipeline. Over the past three years the exploration team has systematically evaluated 22 advanced opportunities and more than 40 early-stage projects and has separately consolidated and explored four separate project areas through multi-season field campaigns—and the work continues.

Barrick is evaluating opportunities across Canada, focusing our own generative efforts within the highly productive Precambrian Superior Region, recognized as one of the world’s most gold-endowed geological regions. Through this ongoing generative program, the exploration team secured access to numerous properties that are being evaluated using Barrick’s exploration expertise. Barrick’s active exploration portfolio in Canada presently covers approximately 730 square kilometers.

As an example of ongoing work, at a recently established project in the Abitibi Region, we are in the process of completing deep framework drilling through thick cover in an under-explored portion of the belt. In western Ontario, in the Wabigoon greenstone belt, Barrick’s Sturgeon Lake project has progressed from land consolidation to the identification of several large-scale geochemical anomalies characteristic of alkalic magmatic-hydrothermal and orogenic gold systems which are associated with altered and deformed structures mapped at surface. Aggressive testing of these targets will continue through 2025 and beyond.

As the evaluation of this portfolio advances, maintaining a substantial pipeline of projects is critical in supporting a long-term strategy into the future. The latest generative work using recently collected data has identified 18 new areas of interest in Quebec and Ontario that are being prioritized and secured for assessment this season. These priority areas and additional projects to emerge from Barrick’s ongoing generative work along with the continual assessment of third party opportunities form the foundation of Barrick’s long-term commitment to discovering new, world class-deposits in Canada.

BARRICK FIRST QUARTER 2025	9	PRESS RELEASE

  Reko Diq one of the world’s largest undeveloped copper-gold projects.

Reko Diq JV Shareholders Approve Project, Select Fluor as EPCM

The Reko Diq Joint Venture shareholders have approved the project’s updated Feasibility Study and conditionally approved the associated Phase 1 development capital subject to the closing of up to $3 billion limited recourse project financing, allowing the project to advance with major works in 2025, while maintaining the target for first production by the end of 2028.

At the same time, the shareholders have selected Fluor Corporation as the lead Engineering, Procurement and Construction Management (“EPCM”) partner to work alongside the Barrick Owner’s Team in the detailed design and construction of the project.

At the recent Pakistan Minerals Investment Forum in Islamabad, Mark Bristow said this important milestone reflected the support of the governments of Balochistan and Pakistan, in partnership with Barrick, to develop one of the world’s largest undeveloped copper-gold projects. The project is located in the province of Balochistan, Pakistan, and operated by Barrick.

“The selection of Fluor as our EPCM partner strengthens our ability to execute the Reko Diq project with the technical rigor, operational discipline and socio-environmental responsibility that are hallmarks of both companies,” said Bristow.

“We look forward to working closely with Fluor to ensure that Reko Diq delivers lasting value to all our stakeholders, particularly the people of Balochistan and Pakistan.”

Fluor will be supported by a range of expert engineering consultants including Knight Piesold, PRDW and Vecturis, who have worked with the Barrick Owner’s Team throughout the Feasibility Study.

Bristow said the selection of Fluor reflected a shared commitment to delivering large-scale mining projects safely, responsibly and efficiently, while maximizing local content and community development. Metso, Weir and Komatsu have also been selected as key partners to the project, providing the majority of the processing and mining equipment.

“These engineering and supply partnerships bring extensive global experience in delivering large copper concentrate projects in challenging jurisdictions, including high-altitude, remote and logistically complex environments. This expertise aligns strongly with Barrick’s own track record of successfully developing and operating major projects in challenging jurisdictions around the world,” he said.

BARRICK FIRST QUARTER 2025	10	PRESS RELEASE

The cover image of Barrick’s annual report for 2024 shows the 3D geological model of the Cortez district, Nevada, cut out to reveal the Fourmile-Goldrush orebody wireframes as modelled by the Fourmile-Goldrush geological team.

Barrick Focuses On Future Growth and Sustainable Value Creation

Barrick reinforced its commitment to growth, reporting significant progress of its key growth projects while achieving its production guidance and setting the stage for continued sustainable value creation, said Mark Bristow in the Company’s annual report published recently.

During the year, Barrick completed feasibility studies for the Lumwana Super Pit Expansion in Zambia and the Reko Diq project in Pakistan. Both projects confirmed their Tier One[2] potential, with Lumwana contributing 8.3 million tonnes of copper reserves[18] and Reko Diq adding 13 million ounces of gold reserves and 7.3 million tonnes of copper reserves on an attributable basis.[19] The Company also successfully replaced all the gold and copper it mined during the year, more than replenishing the 4.6 million ounces of attributable gold mineral reserve depletion at better grades.[20]

“Barrick stands alone in the industry as no other company matches our ability to replace the gold and copper we mine while simultaneously adding to our reserves through exploration and development. Our integrated resource and exploration strategy has allowed us to build a foundation that supports a projected 30% growth in gold equivalent ounces out to the end of the decade,” Bristow said.[7]

The expansion at Pueblo Viejo in the Dominican Republic continued to make progress towards the mine’s target of becoming a plus 800,000 ounce per year, long-life, low-cost gold producer.[16]

In Nevada, Goldrush progressed its ramp up as planned, while the adjacent Fourmile project has advanced to prefeasibility stage. The 2024 preliminary economic assessment highlighted Fourmile’s world-class potential with a significantly larger orebody endowment at nearly double the grade of Goldrush.[21]

“Barrick maintains one of the strongest balance sheets in the industry. This financial strength positions us to invest in our future as well as fund both the Lumwana and Reko Diq development projects, without the need to issue new shares or take on unnecessary debt,” said Bristow. “At the same time, our share buyback program not only returns capital to investors but also enhances per-share value, underscoring our disciplined approach to capital allocation.”

Bristow added that sustainability remained at the core of Barrick’s operations, guiding its decisions and long-term strategy. “Local partnerships continue to be crucial to advancing our sustainability efforts and ensuring our host nations receive their fair share of economic value along with delivering tangible benefits to local communities.”

Also in the annual report, chairman John Thornton highlighted Barrick’s ongoing efforts to diversify its board. “While we are pleased that two of our three committees are now chaired by women, we believe we are never finished with the work of adding to our Board’s diversity in every sense and dimension of the word. Many different kinds of people make for more and better ideas, livelier debate and stronger outcomes,” Thornton said.

BARRICK FIRST QUARTER 2025	11	PRESS RELEASE

APPENDIX

2025 Operating and Capital Expenditure Guidance

GOLD PRODUCTION AND COSTS

	2025 forecast attributable production (koz)	2025 forecast COS ($/oz)[13]	2025 forecast TCC ($/oz)[14]	2025 forecast AISC ($/oz)[14]

Carlin (61.5%)	705 - 785	1,470 - 1,570	1,140 - 1,220	1,630 - 1,730

Cortez (61.5%)[22]	420 - 470	1,420 - 1,520	1,050 - 1,130	1,370 - 1,470

Turquoise Ridge (61.5%)	310 - 345	1,370 - 1,470	1,000 - 1,080	1,260 - 1,360

Phoenix (61.5%)	85 - 105	2,070 - 2,170	890 - 970	1,240 - 1,340

Nevada Gold Mines (61.5%)	1,540 - 1,700	1,470 - 1,570	1,070 - 1,150	1,460 - 1,560

Hemlo	140 - 160	1,500 - 1,600	1,200 - 1,280	1,600 - 1,700

North America	1,680 - 1,860	1,470 - 1,570	1,080 - 1,160	1,480 - 1,580

Pueblo Viejo (60%)	370 - 410	1,540 - 1,640	910 - 990	1,280 - 1,380

Veladero (50%)	190 - 220	1,390 - 1,490	890 - 970	1,570 - 1,670

Porgera (24.5%)	70 - 95	1,510 - 1,610	1,210 - 1,290	1,770 - 1,870

Latin America & Asia Pacific	630 - 730	1,490 - 1,590	940 - 1,020	1,430 - 1,530

Loulo-Gounkoto (80%)[23]	—	—	—	—

Kibali (45%)	310 - 340	1,280 - 1,380	940 - 1,020	1,130 - 1,230

North Mara (84%)	230 - 260	1,370 - 1,470	1,020 - 1,100	1,400 - 1,500

Bulyanhulu (84%)	150 - 180	1,470 - 1,570	1,010 - 1,090	1,540 - 1,640

Tongon (89.7%)	110 - 140	1,790 - 1,890	1,570 - 1,650	1,660 - 1,760

Africa & Middle East	820 - 910	1,420 - 1,520	1,060 - 1,140	1,360 - 1,460

Total Attributable to Barrick[24],[25],[26]	3,150 - 3,500	1,460 - 1,560	1,050 - 1,130	1,460 - 1,560

COPPER PRODUCTION AND COSTS

	2025 forecast attributable production (kt)	2025 forecast COS ($/lb)[13]	2025 forecast C1 cash costs ($/lb)[15]	2025 forecast AISC ($/lb)[15]

Lumwana	125 - 155	2.30 - 2.60	1.60 - 1.90	2.80 - 3.10

Zaldívar (50%)	40 - 45	3.60 - 3.90	2.70 - 3.00	3.50 - 3.80

Jabal Sayid (50%)	25 - 35	2.00 - 2.30	1.60 - 1.90	1.80 - 2.10

Total Attributable to Barrick[26]	200 - 230	2.50 - 2.80	1.80 - 2.10	2.80 - 3.10

ATTRIBUTABLE CAPITAL EXPENDITURES

($ millions)

Attributable minesite sustaining	1,400 - 1,650

Attributable project	1,700 - 1,950

Total attributable capital expenditures	3,100 - 3,600

OUTLOOK ASSUMPTIONS AND ECONOMIC SENSITIVITY ANALYSIS

	2025 guidance assumption	Hypothetical change	Consolidated impact on EBITDA[10] (millions)	Attributable impact on EBITDA[10] (millions)	Attributable impact on TCC and AISC[14],[15]

Gold price sensitivity	$2,400/oz	+/- $100/oz	+/-$450	+/-$320	+/-$5/oz

Copper price sensitivity	$4.00/lb	+/-$0.25/lb	+/- $120	+/- $120	+/-$0.01/lb

BARRICK FIRST QUARTER 2025	12	PRESS RELEASE

Production and Cost Summary - Gold

	For the three months ended

	3/31/25	12/31/24	% Change	3/31/24	% Change

Nevada Gold Mines LLC (61.5%)[a]

Gold produced (000s oz attributable basis)	342	444	(23)%	420	(19)%

Gold produced (000s oz 100% basis)	556	721	(23)%	683	(19)%

Cost of sales ($/oz)	1,643	1,468	12%	1,431	15%

Total cash costs ($/oz)[b]	1,269	1,121	13%	1,081	17%

All-in sustaining costs ($/oz)[b]	1,899	1,453	31%	1,536	24%

Carlin (61.5%)

Gold produced (000s oz attributable basis)	145	186	(22)%	205	(29)%

Gold produced (000s oz 100% basis)	236	301	(22)%	334	(29)%

Cost of sales ($/oz)	1,720	1,489	16%	1,371	25%

Total cash costs ($/oz)[b]	1,459	1,240	18%	1,127	29%

All-in sustaining costs ($/oz)[b]	2,570	1,657	55%	1,687	52%

Cortez (61.5%)[c]

Gold produced (000s oz attributable basis)	92	125	(26)%	119	(23)%

Gold produced (000s oz 100% basis)	149	203	(26)%	194	(23)%

Cost of sales ($/oz)	1,541	1,405	10%	1,329	16%

Total cash costs ($/oz)[b]	1,172	1,064	10%	946	24%

All-in sustaining costs ($/oz)[b]	1,536	1,431	7%	1,341	15%

Turquoise Ridge (61.5%)

Gold produced (000s oz attributable basis)	74	94	(21)%	62	19%

Gold produced (000s oz 100% basis)	121	153	(21)%	101	19%

Cost of sales ($/oz)	1,605	1,491	8%	1,733	(7)%

Total cash costs ($/oz)[b]	1,227	1,107	11%	1,359	(10)%

All-in sustaining costs ($/oz)[b]	1,408	1,260	12%	1,655	(15)%

Phoenix (61.5%)

Gold produced (000s oz attributable basis)	31	39	(21)%	34	(9)%

Gold produced (000s oz 100% basis)	50	64	(21)%	54	(9)%

Cost of sales ($/oz)	1,686	1,474	14%	1,595	6%

Total cash costs ($/oz)[b]	747	752	(1)%	767	(3)%

All-in sustaining costs ($/oz)[b]	1,012	956	6%	944	7%

Pueblo Viejo (60%)

Gold produced (000s oz attributable basis)	74	93	(20)%	81	(9)%

Gold produced (000s oz 100% basis)	123	155	(20)%	134	(9)%

Cost of sales ($/oz)	1,863	1,679	11%	1,527	22%

Total cash costs ($/oz)[b]	1,189	1,030	15%	1,013	17%

All-in sustaining costs ($/oz)[b]	1,668	1,325	26%	1,334	25%

BARRICK FIRST QUARTER 2025	13	PRESS RELEASE

Production and Cost Summary - Gold (continued)

	For the three months ended

	3/31/25	12/31/24	% Change	3/31/24	% Change

Loulo-Gounkoto (80%)

Gold produced (000s oz attributable basis)	18	156	(88)%	141	(87)%

Gold produced (000s oz 100% basis)	22	196	(88)%	176	(87)%

Cost of sales ($/oz)	—	1,397	(100)%	1,177	(100)%

Total cash costs ($/oz)[b]	—	923	(100)%	794	(100)%

All-in sustaining costs ($/oz)[b]	—	2,136	(100)%	1,092	(100)%

Kibali (45%)

Gold produced (000s oz attributable basis)	63	80	(21)%	76	(17)%

Gold produced (000s oz 100% basis)	141	177	(21)%	168	(17)%

Cost of sales ($/oz)	1,691	1,413	20%	1,200	41%

Total cash costs ($/oz)[b]	1,212	966	25%	802	51%

All-in sustaining costs ($/oz)[b]	1,426	1,182	21%	1,048	36%

Veladero (50%)

Gold produced (000s oz attributable basis)	71	82	(13)%	57	25%

Gold produced (000s oz 100% basis)	143	165	(13)%	115	25%

Cost of sales ($/oz)	1,141	1,151	(1)%	1,322	(14)%

Total cash costs ($/oz)[b]	753	828	(9)%	961	(22)%

All-in sustaining costs ($/oz)[b]	1,271	1,191	7%	1,664	(24)%

Porgera (24.5%)

Gold produced (000s oz attributable basis)	21	13	62%	4	425%

Gold produced (000s oz 100% basis)	85	53	62%	14	425%

Cost of sales ($/oz)	1,675	2,127	(21)%	—	100%

Total cash costs ($/oz)[b]	1,336	1,322	1%	—	100%

All-in sustaining costs ($/oz)[b]	1,684	2,967	(43)%	—	100%

Tongon (89.7%)

Gold produced (000s oz attributable basis)	27	39	(31)%	36	(25)%

Gold produced (000s oz 100% basis)	30	43	(31)%	40	(25)%

Cost of sales ($/oz)	2,154	1,405	53%	1,887	14%

Total cash costs ($/oz)[b]	1,971	1,198	65%	1,630	21%

All-in sustaining costs ($/oz)[b]	2,144	1,460	47%	1,773	21%

Hemlo

Gold produced (000s oz)	38	39	(3)%	37	3%

Cost of sales ($/oz)	1,730	1,754	(1)%	1,715	1%

Total cash costs ($/oz)[b]	1,458	1,475	(1)%	1,476	(1)%

All-in sustaining costs ($/oz)[b]	1,692	1,689	0%	1,754	(4)%

North Mara (84%)

Gold produced (000s oz attributable basis)	67	90	(26)%	46	46%

Gold produced (000s oz 100% basis)	80	107	(26)%	55	46%

Cost of sales ($/oz)	1,257	1,018	23%	1,678	(25)%

Total cash costs ($/oz)[b]	986	771	28%	1,339	(26)%

All-in sustaining costs ($/oz)[b]	1,258	1,098	15%	1,753	(28)%

BARRICK FIRST QUARTER 2025	14	PRESS RELEASE

Production and Cost Summary - Gold (continued)

	For the three months ended

	3/31/25	12/31/24	% Change	3/31/24	% Change

Bulyanhulu (84%)

Gold produced (000s oz attributable basis)	37	44	(16)%	42	(12)%

Gold produced (000s oz 100% basis)	44	53	(16)%	50	(12)%

Cost of sales ($/oz)	1,714	1,505	14%	1,479	16%

Total cash costs ($/oz)[b]	1,212	1,072	13%	1,044	16%

All-in sustaining costs ($/oz)[b]	1,831	1,489	23%	1,485	23%

Total Attributable to Barrick[d]

Gold produced (000s oz)	758	1,080	(30)%	940	(19)%

Cost of sales ($/oz)[e]	1,629	1,428	14%	1,425	14%

Total cash costs ($/oz)[b]	1,220	1,046	17%	1,051	16%

All-in sustaining costs ($/oz)[b]	1,775	1,451	22%	1,474	20%

a.	These results represent our 61.5% interest in Carlin, Cortez, Turquoise Ridge and Phoenix.

b.	Further information on these non-GAAP financial performance measures, including detailed reconciliations, is included in the endnotes to this press release.

c.	Includes Goldrush.

d.	Excludes Long Canyon which is producing residual ounces from the leach pad while in care and maintenance.

e.

Gold COS/oz is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

BARRICK FIRST QUARTER 2025	15	PRESS RELEASE

Production and Cost Summary - Copper

	For the three months ended

	3/31/25	12/31/24	% Change	3/31/24	% Change

Lumwana

Copper production (thousands of tonnes)	27	46	(41)%	22	23%

Cost of sales ($/lb)	2.80	2.27	23%	3.41	(18)%

C1 cash costs ($/lb)[a]	2.22	1.89	17%	2.52	(12)%

All-in sustaining costs ($/lb)[a]	3.20	3.14	2%	4.33	(26)%

Zaldívar (50%)

Copper production (thousands of tonnes attributable basis)[a]	9	11	(18)%	9	0%

Copper production (thousands of tonnes 100% basis)[a]	18	22	(18)%	19	0%

Cost of sales ($/lb)	4.11	4.22	(3)%	3.97	4%

C1 cash costs ($/lb)[a]	2.99	3.11	(4)%	2.95	1%

All-in sustaining costs ($/lb)[a]	3.38	3.98	(15)%	3.27	3%

Jabal Sayid (50%)

Copper production (thousands of tonnes attributable basis)[a]	8	7	14%	9	(11)%

Copper production (thousands of tonnes 100% basis)[a]	17	15	14%	17	(11)%

Cost of sales ($/lb)	1.96	2.02	(3)%	1.61	22%

C1 cash costs ($/lb)[a]	1.44	1.29	12%	1.35	7%

All-in sustaining costs ($/lb)[a]	1.55	1.44	8%	1.55	0%

Total Attributable to Barrick

Copper production (thousands of tonnes)	44	64	(31)%	40	10%

Cost of sales ($/lb)[b]	2.92	2.62	11%	3.20	(9)%

C1 cash costs ($/lb)[a]	2.25	2.04	10%	2.40	(6)%

All-in sustaining costs ($/lb)[a]	3.06	3.07	0%	3.59	(15)%

a.	Further information on these non-GAAP financial performance measures, including detailed reconciliations, is included in the endnotes to this press release.

b.	Copper COS/lb is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

BARRICK FIRST QUARTER 2025	16	PRESS RELEASE

Financial and Operating Highlights

	For the three months ended

	3/31/25	12/31/24	% Change	3/31/24	% Change
Financial Results ($ millions)

Revenues	3,130	3,645	(14)%	2,747	14%

Cost of sales	1,785	1,995	(11)%	1,936	(8)%

Net earnings[a]	474	996	(52)%	295	61%

Adjusted net earnings[b]	603	794	(24)%	333	81%

Attributable EBITDA[b]	1,361	1,697	(20)%	907	50%

Attributable EBITDA margin[b]	51%	56%	(9)%	41%	24%

Minesite sustaining capital expenditures[b,c]	564	525	7%	550	3%

Project capital expenditures[b,c]	269	362	(26)%	165	63%

Total consolidated capital expenditures[c,d]	837	891	(6)%	728	15%

Total attributable capital expenditures[e]	631	758	(17)%	572	10%

Net cash provided by operating activities	1,212	1,392	(13)%	760	59%

Net cash provided by operating activities margin[f]	39%	38%	3%	28%	39%

Free cash flow[b]	375	501	(25)%	32	1,072%

Net earnings per share (basic and diluted)	0.27	0.57	(53)%	0.17	59%

Adjusted net earnings (basic)[b] per share	0.35	0.46	(24)%	0.19	84%

Weighted average diluted common shares (millions of shares)	1,725	1,742	(1)%	1,756	(2)%
Operating Results

Gold production (thousands of ounces)[g]	758	1,080	(30)%	940	(19)%

Gold sold (thousands of ounces)[g]	751	965	(22)%	910	(17)%

Market gold price ($/oz)	2,860	2,663	7%	2,070	38%

Realized gold price[b,g] ($/oz)	2,898	2,657	9%	2,075	40%

Gold COS (Barrick’s share)[g,h] ($/oz)	1,629	1,428	14%	1,425	14%

Gold TCC[b,g] ($/oz)	1,220	1,046	17%	1,051	16%

Gold AISC[b,g] ($/oz)	1,775	1,451	22%	1,474	20%

Copper production (thousands of tonnes)[g]	44	64	(31)%	40	10%

Copper sold (thousands of tonnes)[g]	51	54	(6)%	39	31%

Market copper price ($/lb)	4.24	4.17	2%	3.83	11%

Realized copper price[b,g] ($/lb)	4.51	3.96	14%	3.86	17%

Copper COS (Barrick’s share)[g,i] ($/lb)	2.92	2.62	11%	3.20	(9)%

Copper C1 cash costs[b,g] ($/lb)	2.25	2.04	10%	2.40	(6)%

Copper AISC[b,g] ($/lb)	3.06	3.07	0%	3.59	(15)%

	As at 3/31/25	As at 12/31/24	% Change	As at 3/31/24	% Change
Financial Position ($ millions)

Debt (current and long-term)	4,727	4,729	0%	4,725	0%

Cash and equivalents	4,104	4,074	1%	3,942	4%

Debt, net of cash	623	655	(5)%	783	(20)%

a.	Net earnings represents net earnings attributable to the equity holders of the Company.

b.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included in the endnotes to this press release.

c.	Amounts presented on a consolidated cash basis. Project capital expenditures are not included in our calculation of all-in sustaining costs.

d.	Total consolidated capital expenditures also includes capitalized interest of $4 million for Q1 2025 (Q4 2024: $4 million; and Q1 2024: $13 million).

e.	These amounts are presented on the same basis as our guidance.

f.	Represents net cash provided by operating activities divided by revenue.

g.	On an attributable basis.

h.

Gold COS/oz is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

i.	Copper COS/lb is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

BARRICK FIRST QUARTER 2025	17	PRESS RELEASE

Consolidated Statements of Income

Barrick Mining Corporation (formerly Barrick Gold Corporation) (in millions of United States dollars, except per share data) (Unaudited)	Three months ended March 31,

	2025	2024
Revenue (notes 5 and 6)	$3,130	$2,747
Costs and expenses (income)

Cost of sales (notes 5 and 7)	1,785	1,936

General and administrative expenses	42	28

Exploration, evaluation and project expenses	54	95

Impairment charges (note 9b)	4	17

Loss on currency translation	2	12

Closed mine rehabilitation	19	(2)

Income from equity investees (note 12)	(67)	(48)

Other expense (note 9a)	170	17
Income before finance costs and income taxes	$1,121	$692

Finance costs, net	(62)	(31)
Income before income taxes	$1,059	$661

Income tax expense (note 10)	(278)	(174)
Net income	$781	$487
Attributable to:

Equity holders of Barrick Mining Corporation	$474	$295

Non-controlling interests (note 15)	$307	$192

Earnings per share attributable to the equity holders of Barrick Mining Corporation (note 8)

Net income

Basic	$0.27	$0.17

Diluted	$0.27	$0.17

The notes to these unaudited condensed interim financial statements, which are contained in the First Quarter Report 2025 available on our website, are an integral part of these consolidated financial statements.

BARRICK FIRST QUARTER 2025	18	PRESS RELEASE

Consolidated Statements of Comprehensive Income

Barrick Mining Corporation (formerly Barrick Gold Corporation) (in millions of United States dollars) (Unaudited)	Three months ended March 31,

	2025	2024
Net income	$781	$487

Other comprehensive income (loss), net of taxes

Items that may be reclassified subsequently to profit or loss:

Unrealized gains on derivatives designated as cash flow hedges, net of tax $nil and $nil	—	1

Items that will not be reclassified to profit or loss:
Actuarial loss on post employment benefit obligations, net of tax $nil and $nil	(1)	—

Net change on equity investments, net of tax $nil and $nil	5	1
Total other comprehensive income	4	2
Total comprehensive income	$785	$489
Attributable to:

Equity holders of Barrick Mining Corporation	$478	$297

Non-controlling interests	$307	$192

The notes to these unaudited condensed interim financial statements, which are contained in the First Quarter Report 2025 available on our website, are an integral part of these consolidated financial statements.

BARRICK FIRST QUARTER 2025	19	PRESS RELEASE

Consolidated Statements of Cash Flow

Barrick Mining Corporation (formerly Barrick Gold Corporation) (in millions of United States dollars) (Unaudited)	Three months ended March 31,

	2025	2024
OPERATING ACTIVITIES

Net income	$781	$487

Adjustments for the following items:

Depreciation	411	474

Finance costs, net	62	31

Impairment charges (note 9b)	4	17

Income tax expense (note 10)	278	174

Income from equity investees (note 12)	(67)	(48)

Gain on sale of non-current assets	—	(1)

Loss on currency translation	2	12

Change in working capital (note 11)	(105)	(241)

Other operating activities (note 11)	(9)	(70)

Operating cash flows before interest and income taxes	1,357	835

Interest paid	(25)	(27)

Interest received	46	68

Income taxes paid[1]	(166)	(116)

Net cash provided by operating activities	1,212	760

INVESTING ACTIVITIES

Property, plant and equipment

Capital expenditures (note 5)	(837)	(728)

Funding of equity method investments (note 12)	—	(44)

Dividends received from equity method investments (note 12)	38	47

Shareholder loan repayments from equity method investments	60	45

Net cash used in investing activities	(739)	(680)

FINANCING ACTIVITIES

Lease repayments	(3)	(3)

Dividends	(172)	(175)

Share buyback program (note 14)	(143)	—

Funding from Reko Diq non-controlling interests (note 15)	83	22

Disbursements to non-controlling interests (note 15)	(208)	(121)

Pueblo Viejo JV partner shareholder loan	4	(7)

Net cash used in financing activities	(439)	(284)

Effect of exchange rate changes on cash and equivalents	—	(2)

Net increase (decrease) in cash and equivalents	34	(206)

Cash and equivalents at the beginning of period	4,074	4,148

Cash and equivalents at the end of period	4,108	3,942

Less: cash and equivalents classified as held for sale at the end of period	4	—

Cash and equivalents excluding assets classified as held for sale at the end of period	$4,104	$3,942

[1]	Income taxes paid excludes $17 million (Q1 2024: $17 million) for Q1 2025 of income taxes payable that were settled against offsetting value added taxes (“VAT”) receivables.

The notes to these unaudited condensed interim financial statements, which are contained in the First Quarter Report 2025 available on our website, are an integral part of these consolidated financial statements.

BARRICK FIRST QUARTER 2025	20	PRESS RELEASE

Consolidated Balance Sheets

Barrick Mining Corporation (formerly Barrick Gold Corporation) (in millions of United States dollars) (Unaudited)	As at March 31, 2025	As at December 31, 2024
ASSETS

Current assets

Cash and equivalents	$4,104	$4,074

Accounts receivable	736	763

Inventories[1]	1,991	1,942

Other current assets	908	853

Total current assets (excluding assets classified as held for sale)	$7,739	$7,632

Assets classified as held for sale (note 4a)	263	—

Total current assets	$8,002	$7,632
Non-current assets

Non-current portion of inventory	2,814	2,783

Equity in investees (note 12)	4,141	4,112

Property, plant and equipment	28,683	28,559

Intangible assets	148	148

Goodwill	3,097	3,097

Other assets	1,257	1,295

Total assets	$48,142	$47,626

LIABILITIES AND EQUITY

Current liabilities

Accounts payable	$1,587	$1,613

Debt	24	24

Current income tax liabilities	642	545

Other current liabilities	507	460

Total current liabilities (excluding liabilities classified as held for sale)	$2,760	$2,642

Liabilities classified as held for sale (note 4a)	27	—

Total current liabilities	$2,787	$2,642
Non-current liabilities

Debt	4,703	4,705

Provisions	2,051	1,962

Deferred income tax liabilities	3,854	3,887

Other liabilities	1,183	1,174

Total liabilities	$14,578	$14,370

Equity

Capital stock (note 14)	$27,538	$27,661

Deficit	(4,968)	(5,269)

Accumulated other comprehensive income	37	33

Other	1,843	1,865

Total equity attributable to Barrick Mining Corporation shareholders	$24,450	$24,290

Non-controlling interests (note 15)	9,114	8,966

Total equity	$33,564	$33,256

Contingencies and commitments (notes 5 and 16)

Total liabilities and equity	$48,142	$47,626

[1]

On January 2, 2025, an interim attachment order was issued by the Senior Investigating Judges of the Pôle National Économique et Financier (“Pôle Économique”) against the existing gold stock on the site of the Loulo-Gounkoto mining complex, which was executed on January 11, 2025 when the gold was removed from the site to a custodial bank. This gold doré has a carrying value of $92 million and is included in finished products. Refer to note 16 of the condensed interim financial statements for further details.

The notes to these unaudited condensed interim financial statements, which are contained in the First Quarter Report 2025 available on our website, are an integral part of these consolidated financial statements.

BARRICK FIRST QUARTER 2025	21	PRESS RELEASE

Consolidated Statements of Changes in Equity

Barrick Mining Corporation (formerly Barrick Gold Corporation)		Attributable to equity holders of the company

(in millions of United States dollars) (Unaudited)	Common Shares (in thousands)	Capital stock	Retained earnings (deficit)	Accumulated other comprehensive income (loss)[1]	Other[2]	Total equity attributable to shareholders	Non- controlling interests	Total equity
At January 1, 2025	1,727,100	$27,661	($5,269)	$33	$1,865	$24,290	$8,966	$33,256
Net income	—	—	474	—	—	474	307	781
Total other comprehensive income	—	—	—	4	—	4	—	4
Total comprehensive income	—	—	474	4	—	478	307	785
Transactions with owners

Dividends	—	—	(172)	—	—	(172)	—	(172)

Funding from non-controlling interests (note 15)	—	—	—	—	—	—	83	83

Disbursements to non-controlling interests (note 15)	—	—	—	—	—	—	(242)	(242)

Dividend reinvestment plan (note 14)	50	1	(1)	—	—	—	—	—

Share buyback program (note 14)	(7,692)	(124)	—	—	(22)	(146)	—	(146)
Total transactions with owners	(7,642)	(123)	(173)	—	(22)	(318)	(159)	(477)
At March 31, 2025	1,719,458	$27,538	($4,968)	$37	$1,843	$24,450	$9,114	$33,564

At January 1, 2024	1,755,570	$28,117	($6,713)	$24	$1,913	$23,341	$8,661	$32,002
Net income	—	—	295	—	—	295	192	487
Total other comprehensive income	—	—	—	2	—	2	—	2
Total comprehensive income	—	—	295	2	—	297	192	489
Transactions with owners

Dividends	—	—	(175)	—	—	(175)	—	(175)

Funding from non-controlling interests	—	—	—	—	—	—	22	22
Disbursements to non-controlling interests	—	—	—	—	—	—	(121)	(121)
Dividend reinvestment plan	66	1	(1)	—	—	—	—	—
Total transactions with owners	66	1	(176)	—	—	(175)	(99)	(274)

At March 31, 2024	1,755,636	$28,118	($6,594)	$26	$1,913	$23,463	$8,754	$32,217

[1]	Includes cumulative translation losses at March 31, 2025: $95 million (December 31, 2024: $95 million; March 31, 2024: $95 million).
[2]	Includes additional paid-in capital as at March 31, 2025: $1,805 million (December 31, 2024: $1,827 million; March 31, 2024: $1,875 million).

The notes to these unaudited condensed interim financial statements, which are contained in the First Quarter Report 2025 available on our website, are an integral part of these consolidated financial statements.

BARRICK FIRST QUARTER 2025	22	PRESS RELEASE

Technical Information

The scientific and technical information contained in this press release has been reviewed and approved by Tricia Evans, BSc, SMERM, Mineral Resource Manager: North America; Mark Roux, BSc (Hons), P. Grad. Cert. (Geostatistics), Pr. Sci. Nat, Resource Geology Lead – North America; Richard Peattie, MPhil, FAusIMM, Mineral Resources Manager: Africa and Middle East; Peter Jones, MAIG, Manager Resource Geology – Latin America & Asia Pacific; Simon Bottoms, CGeol, MGeol, FGS, FAusIMM, Mineral Resource Management and Evaluation Executive; and Joel Holliday, FAusIMM, Executive Vice-President, Exploration – each a “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

All mineral reserve and mineral resource estimates are estimated in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. Unless otherwise noted, such mineral reserve and mineral resource estimates are as of December 31, 2024.

Endnotes

Endnote [1]

The ticker symbol for the Barrick common shares listed on the New York Stock Exchange is changing from ‘GOLD’ to ‘B’, effective at the start of trading on May 9, 2025. The Barrick common shares will continue to trade under the ‘ABX’ ticker symbol on the Toronto Stock Exchange. The new CUSIP number for the Barrick common shares effective at the start of trading on May 9, 2025 will be 06849F108.

Endnote [2]

A Tier One Gold Asset is an asset with a $1,400/oz reserve with potential to deliver a minimum 10-year life, annual production of at least 500,000 ounces of gold and with costs per ounce in the lower half of the industry cost curve. A Tier One Copper Asset/ Project is an asset with a $3.00/lb reserve with potential for +5Mt contained copper in support at least 20 years life, annual production of at least 200ktpa, with costs per pound in the lower half of the industry cost curve. Tier One Assets must be located in a world-class geological district with potential for organic reserve growth and long-term geologically driven addition.

Endnote [3]

“Adjusted net earnings” and “adjusted net earnings per share” are non-GAAP financial performance measures. Adjusted net earnings excludes the following from net earnings: impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments; acquisition/disposition gains/losses; foreign currency translation gains/losses; significant tax adjustments; other items that are not indicative of the underlying operating performance of our core mining business; and tax effect and non-controlling interest of the above items. Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings is a useful measure of our performance because impairment charges, acquisition/disposition gains/losses and significant tax adjustments do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Adjusted net earnings and adjusted net earnings per share are intended to provide additional information only and does not have any standardized definition under IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS”) and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP financial measures to the most directly comparable IFRS measure. Further details on these non-GAAP financial performance measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Reconciliation of Net Earnings to Net Earnings per Share, Adjusted Net Earnings and Adjusted Net Earnings per Share

($ millions, except per share amounts in dollars)		For the three months ended
	3/31/25	12/31/24	3/31/24

Net earnings attributable to equity holders of the Company	474	996	295

Impairment charges related to intangibles, goodwill, property, plant and equipment, and investments[a]	4	(477)	17

Acquisition/disposition gains	0	(17)	(1)

Loss on currency translation	2	18	12

Significant tax adjustments[b]	(15)	1	29

Other expense (income) adjustments[c]	173	113	(9)

Non-controlling interest[d]	(11)	(159)	(4)

Tax effect[d]	(24)	319	(6)

Adjusted net earnings	603	794	333

Net earnings per share[e]	0.27	0.57	0.17

Adjusted net earnings per share[e]	0.35	0.46	0.19

a.

There were no significant impairment charges or reversals in Q1 2025. The net impairment charges for Q4 2024 mainly relate to long-lived asset impairment reversals at Lumwana and Veladero, partially offset by a goodwill impairment at Loulo-Gounkoto.

BARRICK FIRST QUARTER 2025	23	PRESS RELEASE

b.

For Q1 2025, significant tax adjustments include the re-measurement of deferred tax balances. Significant tax adjustments in Q1 2024 primarily relate to the remeasurement and de-recognition of deferred tax assets.

c.

For Q1 2025, other expense adjustments mainly relate to the signing of agreements to settle legacy legal matters in the Philippines related to Placer Dome Inc., combined with reduced operations costs at Loulo-Gounkoto. Other adjustments in Q4 2024 primarily relate to a payment to the Government of Mali to advance negotiations and a customs and royalty settlement at Tongon.

d.	Non-controlling interest and tax effect for Q1 2025 primarily relates to other expense adjustments.
e.	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

Endnote [4]

“Free cash flow” is a non-GAAP financial measure that deducts capital expenditures from net cash provided by operating activities. Management believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Free cash flow is intended to provide additional information only and does not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate this measure differently. Further details on this non-GAAP financial performance measure are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The following table reconciles this non-GAAP financial measure to the most directly comparable IFRS measure.

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow

($ millions)		For the three months ended

	3/31/25	12/31/24	3/31/24

Net cash provided by operating activities	1,212	1,392	760

Capital expenditures	(837)	(891)	(728)

Consolidated free cash flow	375	501	32

Free cash flow applicable to equity investees	156	309	63

Non-controlling interests	(120)	(305)	(98)

Attributable free cash flow	411	505	(3)

Endnote [5]

On an attributable basis.

Endnote [6]

“Realized price” is a non-GAAP financial performance measure which excludes from sales: treatment and refining charges; and cumulative catch-up adjustment to revenue relating to our streaming arrangements. We believe this provides investors and analysts with a more accurate measure with which to compare to market gold and copper prices and to assess our gold and copper sales performance. For those reasons, management believes that this measure provides a more accurate reflection of our company’s past performance and is a better indicator of its expected performance in future periods. The realized price measure is intended to provide additional information, and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of sales as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles realized prices to the most directly comparable IFRS measure. Further details on these non-GAAP financial performance measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Reconciliation of Sales to Realized Price per ounce/pound

($ millions, except per oz/lb information in dollars)		Gold			Copper
				For the three months ended

	3/31/25	12/31/24	3/31/24	3/31/25	12/31/24	3/31/24

Sales	2,766	3,327	2,528	304	260	163

Sales applicable to non-controlling interests	(848)	(1,004)	(795)	0	0	0

Sales applicable to equity method investments[a,b]	252	240	151	164	165	136

Sales applicable to sites in closure or care and maintenance[c]	(1)	(1)	(2)	0	0	0

Treatment and refinement charges	6	7	7	42	51	34

Other[d]	0	(7)	0	0	0	0

Revenues – as adjusted	2,175	2,562	1,889	510	476	333

Ounces/pounds sold (koz/Mlb)[c]	751	965	910	113	121	86

Realized gold/copper price per oz/lb	2,898	2,657	2,075	4.51	3.96	3.86

a.

Represents sales of $191 million, for Q1 2025 (Q4 2024: $208 million; Q1 2024: $151 million) applicable to our 45% equity method investment in Kibali and $61 million (Q4 2024: $32 million; Q1 2024: $nil) applicable to our 24.5% equity method investment in Porgera for gold. Represents sales of $95 million for Q1 2025 (Q4 2024: $97 million; Q1 2024: $80 million) applicable to our 50% equity method investment in Zaldívar and $72 million (Q4 2024: $74 million; Q1 2024: $62 million), applicable to our 50% equity method investment in Jabal Sayid for copper.

b.	Sales applicable to equity method investments are net of treatment and refinement charges.

BARRICK FIRST QUARTER 2025	24	PRESS RELEASE

c.	On an attributable basis. Excludes Long Canyon which is producing residual ounces from the leach pad while in care and maintenance.
d.	Realized price per oz/lb may not calculate based on amounts presented in this table due to rounding.

Endnote [7]

Key Outlook Assumptions	2025	2026	2027

Gold Price ($/oz)	2,400	2,400	2,400

Copper Price ($/lb)	4.00	4.00	4.00

Oil Price (WTI) ($/barrel)	80	70	70

AUD Exchange Rate (AUD:USD)	0.75	0.75	0.75

ARS Exchange Rate (USD:ARS)	1,000	1,000	1,000

CAD Exchange Rate (USD:CAD)	1.30	1.30	1.30

CLP Exchange Rate (USD:CLP)	900	900	900

EUR Exchange Rate (EUR:USD)	1.10	1.10	1.10

Gold equivalent ounces calculated from our copper assets are calculated using a gold price of $1,400/oz and copper price of $3.00/lb. Barrick’s five-year indicative production profile for gold equivalent ounces is based on the following assumptions:

Barrick’s five-year indicative outlook is based on our current operating asset portfolio, sustaining projects in progress and exploration/mineral resource management initiatives in execution. This outlook is based on our current reserves and resources and assumes that we will continue to be able to convert resources into reserves. Additional asset optimization, further exploration growth, new project initiatives and divestitures are not included. For the company’s gold and copper segments, and where applicable for a specific region, this indicative outlook is subject to change and assumes the following: new open pit production permitted and commencing at Hemlo in the second half of 2025, allowing three years for permitting and two years for pre-stripping prior to first ore production in 2027; Tongon will enter care and maintenance by 2027; and production from the Zaldívar CuproChlor® Chloride Leach Project (Antofagasta is the operator of Zaldívar).

Our five-year indicative outlook excludes production from Fourmile, as well as Pierina and Golden Sunlight, both of which are currently in care and maintenance; and production from long-term greenfield optionality from Donlin, Pascua-Lama, Norte Abierto and Alturas. Barrick’s five-year production profile in this presentation also assumes an indicative gold and copper production profile for Reko Diq and an indicative copper production profile for the Lumwana Super Pit expansion, both of which are conceptual in nature.

Loulo-Gounkoto has been excluded from Barrick’s 2025 guidance as a result of the temporary suspension of operations. We expect to update our guidance to include Loulo-Gounkoto when we have greater certainty regarding the timing for the restart of operations. Refer to the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Endnote [8]

TRIFR is a ratio calculated as follows: number of reportable injuries x 1,000,000 hours divided by the total number of hours worked. Reportable injuries include fatalities, lost time injuries, restricted duty injuries, and medically treated injuries. LTIFR is a ratio calculated as follows: number of lost time injuries x 1,000,000 hours divided by the total number of hours worked.

Endnote [9]

Net earnings represents net earnings attributable to the equity holders of the Company.

Endnote [10]

EBITDA is a non-GAAP financial performance measure, which excludes the following from net earnings: income tax expense; finance costs; finance income; and depreciation. Management believes that EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. Adjusted EBITDA removes the effect of impairment charges; acquisition/disposition gains/losses; foreign currency translation gains/losses; and other expense adjustments. We also remove the impact of the income tax expense, finance costs, finance income and depreciation incurred in our equity method accounted investments. We believe these items provide a greater level of consistency with the adjusting items included in our adjusted net earnings reconciliation, with the exception that these amounts are adjusted to remove any impact on finance costs/income, income tax expense and/or depreciation as they do not affect EBITDA. We believe this additional information will assist analysts, investors and other stakeholders of Barrick in better understanding our ability to generate liquidity from our full business, including equity method investments, by excluding these amounts from the calculation as they are not indicative of the performance of our core mining business and not necessarily reflective of the underlying operating results for the periods presented. We believe this additional information will assist analysts, investors and other stakeholders of Barrick in better understanding our ability to generate liquidity from our attributable business and which is aligned with how we present our forward looking guidance on gold ounces and copper pounds produced. Attributable EBITDA margin is calculated as attributable EBITDA divided by revenues - as adjusted. We believe this ratio will assist analysts, investors and other stakeholders of Barrick to better understand the relationship between revenues and EBITDA or operating profit. Starting with the Q2 2024 MD&A, we are presenting net leverage as a non-GAAP ratio and is calculated as debt, net of cash divided by the sum of adjusted EBITDA of the

BARRICK FIRST QUARTER 2025	25	PRESS RELEASE

last four consecutive quarters. We believe this ratio will assist analysts, investors and other stakeholders of Barrick in monitoring our leverage and evaluating our balance sheet. EBITDA, adjusted EBITDA, attributable EBITDA, EBITDA margin and net leverage are intended to provide additional information to investors and analysts and do not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA, adjusted EBITDA and attributable EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA, adjusted EBITDA, attributable EBITDA, EBITDA margin and net leverage differently. Further details on these non-GAAP financial performance measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Reconciliation of Net Earnings to EBITDA, Adjusted EBITDA and Attributable EBITDA

($ millions)		For the three months ended
	3/31/25	12/31/24	3/31/24

Net earnings	781	1,187	487

Income tax expense	278	694	174

Finance costs, net[a]	39	46	10

Depreciation	411	484	474

EBITDA	1,509	2,411	1,145

Impairment charges of non-current assets[b]	4	(477)	17

Acquisition/disposition gains	0	(17)	(1)

Loss on currency translation	2	18	12

Other expense (income) adjustments[c]	173	113	(9)

Income tax expense, net finance costs[a], and depreciation from equity investees	141	201	102

Adjusted EBITDA	1,829	2,249	1,266

Non-controlling Interests	(468)	(552)	(359)

Attributable EBITDA	1,361	1,697	907

Revenues - as adjusted[d]	2,685	3,038	2,222

Attributable EBITDA margin[e]	51%	56%	41%
	As at 3/31/25	As at 12/31/24	As at 3/31/24

Net leverage[f]	0.1:1	0.1:1	0.1:1

a.	Finance costs exclude accretion.

b.

There were no significant impairment charges or reversals in Q1 2025. The net impairment charges for Q4 2024 mainly relate to long-lived asset impairment reversals at Lumwana and Veladero, partially offset by a goodwill impairment at Loulo-Gounkoto.

c.

For Q1 2025, other expense adjustments mainly relate to the signing of agreements to settle legacy legal matters in the Philippines related to Placer Dome Inc., combined with reduced operations costs at Loulo-Gounkoto. Other adjustments in Q4 2024 primarily relate to a payment to the Government of Mali to advance negotiations and a customs and royalty settlement at Tongon.

d.	Refer to Reconciliation of Sales to Realized Price per oz/pound on page 49 of the Q1 2025 MD&A.

e.	Represents attributable EBITDA divided by revenues - as adjusted.

f.	Represents debt, net of cash divided by adjusted EBITDA of the last four consecutive quarters.

Endnote [11]

Attributable capital expenditures are presented on the same basis as guidance, which includes our 61.5% share of NGM, our 60% share of Pueblo Viejo, our 80% share of Loulo-Gounkoto, our 89.7% share of Tongon, our 84% share of North Mara and Bulyanhulu, our 45% share of Kibali, our 50% share of Zaldívar and Jabal Sayid, and our 24.5% share of Porgera. Total attributable capital expenditures for 2024 actual results also includes capitalized interest of $30 million.

Endnote [12]

These amounts are presented on the same basis as our guidance. Minesite sustaining capital expenditures and project capital expenditures are non-GAAP financial measures. Capital expenditures are classified into minesite sustaining capital expenditures or project capital expenditures depending on the nature of the expenditure. Minesite sustaining capital expenditures is the capital spending required to support current production levels. Project capital expenditures represent the capital spending at new projects and major, discrete projects at existing operations intended to increase net present value through higher production or longer mine life. Management believes this to be a useful indicator of the purpose of capital expenditures and this distinction is an input into the calculation of all-in sustaining costs per ounce. Classifying capital expenditures is intended to provide additional information only and does not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP financial performance measures to the most directly comparable IFRS measure.

BARRICK FIRST QUARTER 2025	26	PRESS RELEASE

Reconciliation of the Classification of Capital Expenditures

($ millions)		For the three months ended
	3/31/25	12/31/24	3/31/24

Minesite sustaining capital expenditures	564	525	550

Project capital expenditures	269	362	165

Capitalized interest	4	4	13

Total consolidated capital expenditures	837	891	728

Endnote [13]

Gold COS/oz is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share). Copper COS/lb is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share). References to attributable basis means our 100% share of Hemlo and Lumwana, our 61.5% share of NGM, our 60% share of Pueblo Viejo, our 80% share of Loulo-Gounkoto, our 89.7% share of Tongon, our 84% share of North Mara, and Bulyanhulu, our 50% share of Veladero, Zaldívar and Jabal Sayid, our 24.5% share of Porgera and our 45% share of Kibali.

Endnote [14]

“Total cash costs” per ounce and “All-in sustaining costs” per ounce are non-GAAP financial performance measures which are calculated based on the definition published by the World Gold Council (a market development organization for the gold industry comprised of and funded by gold mining companies from around the world, including Barrick, the “WGC”). The WGC is not a regulatory organization. Management uses these measures to monitor the performance of our gold mining operations and their ability to generate positive cash flow, both on an individual site basis and an overall company basis. “Total cash costs” per ounce start with our cost of sales related to gold production and removes depreciation, the noncontrolling interest of cost of sales and includes by-product credits. “All-in sustaining costs” per ounce start with “Total cash costs” per ounce and includes sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs and reclamation cost accretion and amortization. These additional costs reflect the expenditures made to maintain current production levels. These definitions recognize that there are different costs associated with the life-cycle of a mine, and that it is therefore appropriate to distinguish between sustaining and non-sustaining costs. Barrick believes that the use of “Total cash costs” per ounce and “All-in sustaining costs” per ounce will assist analysts, investors and other stakeholders of Barrick in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall company basis. “Total cash costs” per ounce and “All-in sustaining costs” per ounce are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not equivalent to net income or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, other companies may calculate these measures differently. Further details on these non-GAAP financial performance measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

BARRICK FIRST QUARTER 2025	27	PRESS RELEASE

Reconciliation of Gold Cost of Sales to Total cash costs and All-in sustaining costs, including on a per ounce basis

($ millions, except per oz information in dollars)		For the three months ended
	Footnote	3/31/25	12/31/24	3/31/24

COS applicable to gold production		1,568	1,810	1,761

Depreciation		(342)	(424)	(407)

Total cash costs applicable to equity method investments		109	90	56

By-product credits		(60)	(58)	(56)

Non-recurring items	a	0	0	0

Other	b	5	4	2

Non-controlling interests	c	(364)	(413)	(400)

Total cash costs		916	1,009	956

General & administrative costs		42	9	28

Minesite exploration and evaluation costs	d	5	8	13

Minesite sustaining capital expenditures	e	564	525	550

Sustaining leases		8	7	6

Rehabilitation - accretion and amortization (operating sites)	f	17	15	17

Non-controlling interest, copper operations and other	g	(217)	(173)	(224)

All-in sustaining costs		1,335	1,400	1,346

Ounces sold - attributable basis (koz)	h	751	965	910

COS/oz	i,j	1,629	1,428	1,425

TCC/oz	j	1,220	1,046	1,051

TCC/oz (on a co-product basis)	j,k	1,273	1,086	1,093

AISC/oz	j	1,775	1,451	1,474

AISC/oz (on a co-product basis)	j,k	1,828	1,491	1,516

a.	Non-recurring items - These costs are not indicative of our cost of production and have been excluded from the calculation of TCC.

b.	Other - Other adjustments mainly relate to treatment and refinement charges.

c.

Non-controlling interests - Non-controlling interests include non-controlling interests related to gold production of $487 million for Q1 2025 (Q4 2024: $559 million; Q1 2024: $542 million). Non-controlling interests include NGM, Pueblo Viejo, Loulo-Gounkoto, Tongon, North Mara and Bulyanhulu. Refer to Note 5 to the Financial Statements for further information.

d.

Exploration and evaluation costs - Exploration, evaluation and project expenses are presented as minesite sustaining if they support current mine operations and project if they relate to future projects. Refer to page 32 of the Q1 2025 MD&A.

e.	Capital expenditures - Capital expenditures are related to our gold sites only and are split between minesite sustaining and project capital expenditures.

f.

Rehabilitation—accretion and amortization - Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provision of our gold operations, split between operating and non-operating sites.

g.

Non-controlling interest and copper operations - Removes general and administrative costs related to non-controlling interests and copper based on a percentage allocation of revenue. Also removes exploration, evaluation and project expenses, rehabilitation costs and capital expenditures incurred by our copper sites and the non-controlling interest of NGM, Pueblo Viejo, Loulo-Gounkoto, Tongon, North Mara and Bulyanhulu operating segments. It also includes capital expenditures applicable to our equity method investment in Kibali. The impact is summarized as the following:

($ millions)	For the three months ended
Non-controlling interest, copper operations and other	3/31/25	12/31/24	3/31/24

General & administrative costs	(6)	3	(4)

Minesite exploration and evaluation expenses	0	(2)	(2)

Rehabilitation - accretion and amortization (operating sites)	(5)	(5)	(5)

Minesite sustaining capital expenditures	(206)	(169)	(213)

All-in sustaining costs total	(217)	(173)	(224)

h.	Ounces sold - attributable basis - Excludes Long Canyon which is producing residual ounces from the leach pad while in care and maintenance.

i.

COS/oz - Gold COS/oz is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

j.	Per ounce figures - COS/oz, TCC/oz and AISC/oz may not calculate based on amounts presented in this table due to rounding.

k.	Co-product costs/oz TCC/oz and AISC/oz presented on a co-product basis removes the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

($ millions)	For the three months ended
	3/31/25	12/31/24	3/31/24

By-product credits	60	58	56

Non-controlling interest	(20)	(19)	(18)

By-product credits (net of non-controlling interest)	40	39	38

BARRICK FIRST QUARTER 2025	28	PRESS RELEASE

Endnote [15]

“C1 cash costs” per pound and “All-in sustaining costs” per pound are non-GAAP financial performance measures related to our copper mine operations. We believe that “C1 cash costs” per pound enables investors to better understand the performance of our copper operations in comparison to other copper producers who present results on a similar basis. “C1 cash costs” per pound excludes royalties and non-routine charges as they are not direct production costs. “All-in sustaining costs” per pound is similar to the gold all-in sustaining costs metric and management uses this to better evaluate the costs of copper production. We believe this measure enables investors to better understand the operating performance of our copper mines as this measure reflects all of the sustaining expenditures incurred in order to produce copper. “All-in sustaining costs” per pound includes C1 cash costs, sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs, royalties, reclamation cost accretion and amortization and writedowns taken on inventory to net realizable value. Further details on these non-GAAP financial performance measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis

($ millions, except per lb information in dollars)	For the three months ended
	3/31/25	12/31/24	3/31/24

Cost of sales	208	179	168

Depreciation/amortization	(60)	(54)	(60)

Treatment and refinement charges	42	51	34

C1 cash costs applicable to equity method investments	90	103	82

Less: royalties	(21)	(22)	(12)

By-product credits	(5)	(11)	(5)

C1 cash costs	254	246	207

General & administrative costs	8	2	4

Rehabilitation - accretion and amortization	1	3	2

Royalties	21	22	12

Minesite exploration and evaluation costs	2	2	0

Minesite sustaining capital expenditures	57	91	83

Sustaining leases	3	4	1

All-in sustaining costs	346	370	309

Tonnes sold - attributable basis (Kt)	51	54	39

Pounds sold - attributable basis (Mlb)	113	121	86

COS/lba,b	2.92	2.62	3.20

C1 cash costs/lba	2.25	2.04	2.40

AISC/lba	3.06	3.07	3.59

a.	COS/lb, C1 cash costs/lb and AISC/lb may not calculate based on amounts presented in this table due to rounding.
b.	Copper COS/lb is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

Endnote [16]

Refer to the Technical Report on the Pueblo Viejo Mine, Dominican Republic, dated March 17, 2023 and filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov on March 17, 2023.

Endnote [17]

Estimates are as of December 31, 2024, unless otherwise noted. Pueblo Viejo proven reserves of 48 million tonnes grading 2.27 g/t, representing 3.5 million ounces of gold. Probable reserves of 130 million tonnes grading 2.06 g/t, representing 8.8 million ounces of gold. Measured resources of 61 million tonnes grading 2.09 g/t, representing 4.1 million ounces of gold. Indicated resources of 190 million tonnes grading 1.87 g/t, representing 11 million ounces of gold. Inferred resources of 7.5 million tonnes grading 1.6 g/t, representing 0.38 million ounces of gold. Totals may not appear to sum correctly due to rounding. Complete mineral reserve and mineral resource data for all mines and projects, including tonnes, grades, and ounces, can be found on pages 84-92 of Barrick’s Fourth Quarter and Year-End 2024 Report.

Endnote [18]

Estimates are as of December 31, 2024, unless otherwise noted. Lumwana proven reserves of 140 million tonnes grading 0.49% representing 0.68 million tonnes of copper, probable mineral reserves of 1,500 million tonnes grading 0.53% representing 7.6 million tonnes of copper, measured resources of 170 million tonnes grading 0.45% representing 0.77 million tonnes of copper, indicated resources of 1,800 million tonnes grading 0.50% representing 9.2 million tonnes of copper and inferred resources of 230 million tonnes grading 0.40% representing 0.91 million tonnes of copper. Complete mineral reserve and mineral resource data for all mines and projects, including tonnes, grades, and ounces, can be found on pages 84-92 of Barrick’s Fourth Quarter and Year-End 2024 Report. For further information with respect to the key assumptions, parameters and risks associated with Lumwana and other technical information, please refer to the Technical Report on the Lumwana Expansion Project, Republic of

BARRICK FIRST QUARTER 2025	29	PRESS RELEASE

Zambia dated December 31, 2024 and filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov on February 19, 2025.

Endnote [19]

Estimates are as of December 31, 2024, unless otherwise noted. Reko Diq probable reserves of 1,400 million tonnes grading 0.28g/t representing 13 million ounces of gold, probable reserves of 1,500 million tonnes grading 0.48% representing 7.3 million tonnes of copper, indicated resources of 1,800 million tonnes grading 0.25g/t representing 15 million ounces of gold, indicated resources of 2,000 million tonnes grading 0.43% representing 8.4 million tonnes of copper, inferred resources of 640 million tonnes grading 0.2g/t representing 3.9 million ounces of gold, and inferred resources of 690 million tonnes grading 0.3% representing 2.2 million tonnes of copper. Complete mineral reserve and mineral resource data for all mines and projects, including tonnes, grades, and ounces, can be found on pages 84-92 of Barrick’s Fourth Quarter and Year-End 2024 Report. For further information with respect to the key assumptions, parameters and risks associated with Reko Diq, the mineral reserve and resource estimates included herein and other technical information, please refer to the Technical Report on the Reko Diq Project, Balochistan, Pakistan dated December 31, 2024 and filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov on February 19, 2025.

Endnote [20]

Proven and probable reserve gains calculated from cumulative net change in reserves from year end 2019 to 2024. Reserve replacement percentage is calculated from the cumulative net change in reserves from 2020 to 2024 divided by the cumulative depletion in reserves from year end 2019 to 2024 as shown in the table below:

Year	Attributable P&P Gold (Moz)	Attributable Gold Acquisition & Divestments (Moz)	Attributable Gold Depletion (Moz)	Attributable Gold Net Change (Moz)	Reported Reserve Price USD/oz for GEO conversion
2019[a]	71	-	-	-	-
2020[b]	68	(2.2)	(5.5)	4.2	$1,200
2021[c]	69	(0.91)	(5.4)	8.1	$1,200
2022[d]	76	-	(4.8)	12	$1,300
2023[e]	77	-	(4.6)	5	$1,300
2024[f]	89	-	(4.6)	17	$1,400
2019 – 2024 Total	N/A	(3.1)	(25)	46	N/A

Year	Attributable P&P Copper (Mlb)	Attributable Copper Acquisition & Divestments (Moz)	Attributable Copper Depletion (Moz)	Attributable Copper Net Change (Moz)	Reported Reserve Price USD/lb for GEO conversion
2019[a]	13,494	-	-	-	-
2020[b]	12,691	-	(834)	31	$2.75
2021[c]	12,233	-	(636)	178	$2.75
2022[d]	12,252	-	(623)	642	$3.00
2023[e]	12,391	-	(589)	728	$3.00
2024[f]	40,201	-	(731)	28,542	$3.00
2019 – 2024 Total	N/A	-	(3,413)	30,121	N/A

Year	Attributable P&P GEO	Attributable Acquisition & Divestments GEO	Attributable Depletion GEO	Attributable Net Change GEO (using reported reserve prices)
2019[a]	-	-	-	-
2020[b]	97	(2.2)	(7.4)	4.2
2021[c]	97	(0.91)	(6.9)	8.5
2022[d]	104	-	(6.3)	13
2023[e]	105	-	(6.0)	6.7
2024[f]	176	-	(6.1)	79
2019 – 2024 Total	N/A	(3.1)	(33)	111

Totals may not appear to sum correctly due to rounding.

Attributable acquisitions and divestments includes the following: a decrease of 2.2 Moz in proven and probable gold reserves from December 31, 2019 to December 31, 2020, as a result of the divestiture of Barrick’s Massawa gold project effective March 4, 2020; and a decrease of 0.91 Moz in proven and probable gold reserves from December 31, 2020 to December 31, 2021, as a result of the change in Barrick’s ownership interest in Porgera from 47.5% to 24.5% and the net impact of the asset exchange of Lone Tree to i-80 Gold for the remaining 50% of South Arturo that Nevada Gold Mines did not already own.

BARRICK FIRST QUARTER 2025	30	PRESS RELEASE

All estimates are estimated in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects as required by Canadian securities regulatory authorities.

a.

Estimates as of December 31, 2019, unless otherwise noted, Proven reserves of 280 million tonnes grading 2.42 g/t, representing 22 million ounces of gold and 420 million tonnes grading 0.4%, representing 3,700 million pounds of copper (which is equal to 1.7 million tonnes of copper). Probable reserves of 1,000 million tonnes grading 1.48 g/t, representing 49 million ounces of gold and 1,200 million tonnes grading 0.38%, representing 9,800 million pounds of copper (which is equal to 4.4 million tonnes of copper). Conversions may not recalculate due to rounding.

b.

Estimates as of December 31, 2020, unless otherwise noted: Proven reserves of 280 million tonnes grading 2.37g/t, representing 21 million ounces of gold, and 350 million tonnes grading 0.39%, representing 3,000 million pounds of copper (which is equal to 1.4 million tonnes of copper). Probable reserves of 990 million tonnes grading 1.46g/t, representing 47 million ounces of gold, and 1,100 million tonnes grading 0.39%, representing 9,700 million pounds of copper (which is equal to 4.4 million tonnes of copper). Conversions may not recalculate due to rounding.

c.

Estimates as of December 31, 2021, unless otherwise noted, Proven mineral reserves of 240 million tonnes grading 2.20g/t, representing 17 million ounces of gold and 380 million tonnes grading 0.41%, representing 3,400 million pounds of copper (which is equal to 1.6 million tonnes of copper), and probable reserves of 1,000 million tonnes grading 1.60g/t, representing 53 million ounces of gold and 1,100 million tonnes grading 0.37%, representing 8,800 million pounds of copper (which is equal to 4.0 million tonnes of copper). Conversions may not recalculate due to rounding.

d.

Estimates as of December 31, 2022, unless otherwise noted. Proven mineral reserves of 260 million tonnes grading 2.26g/t, representing 19 million ounces of gold and 390 million tonnes grading 0.40%, representing 3,500 million pounds of copper (which is equal to 1.6 million tonnes of copper), and probable reserves of 1,200 million tonnes grading 1.53g/t, representing 57 million ounces of gold and 1,100 million tonnes grading 0.37%, representing 8,800 million pounds of copper (which is equal to 4.0 million tonnes of copper). Conversions may not recalculate due to rounding.

e.

Estimates are as of December 31, 2023, unless otherwise noted. Proven mineral reserves of 250 million tonnes grading 1.85g/t, representing 15 million ounces of gold, and 320 million tonnes grading 0.41%, representing 1.3 million tonnes of copper. Probable reserves of 1,200 million tonnes grading 1.61g/t, representing 61 million ounces of gold, and 1,100 million tonnes grading 0.38%, representing 4.3 million tonnes of copper.

f.

Estimates are as of December 31, 2024, unless otherwise noted. Proven mineral reserves of 270 million tonnes grading 1.75g/t, representing 15 million ounces of gold, and 380 million tonnes grading 0.42%, representing 1.6 million tonnes of copper. Probable reserves of 2,500 million tonnes grading 0.90g/t, representing 74 million ounces of gold, and 3,600 million tonnes grading 0.46%, representing 17 million tonnes of copper.

Endnote [21]

Fourmile’s financial metrics and production metrics are based upon Barrick’s internal preliminary economic assessment which is conceptual in nature and there is no certainty that the preliminary economic assessment will be realized. Barrick anticipates Fourmile will be incorporated into the Nevada Gold Mines joint venture, at fair market value, if certain criteria are met.

Endnote [22]

Includes Goldrush.

Endnote [23]

As a result of the temporary suspension of operations at Loulo-Gounkoto, we have excluded Loulo-Gounkoto from our 2025 production guidance (refer to page 8 of Barrick’s Q1 2025 MD&A for more information). We expect to update our guidance to include Loulo-Gounkoto when we have greater certainty regarding the timing for the restart of operations.

Endnote [24]

TCC/oz and AISC/oz include costs allocated to non-operating sites.

Endnote [25]

Operating division guidance ranges reflect expectations at each individual operating division and may not add up to the company-wide guidance range total.

Endnote [26]

Includes corporate administration costs.

BARRICK FIRST QUARTER 2025	31	PRESS RELEASE

Shares Listed

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or

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Barrick Mining Corporation

Telephone: +1 416 861 9911

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Website: www.barrick.com

161 Bay Street, Suite 3700

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Enquiries

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Email: barrick@dpapr.com

Cautionary Statement on Forward-Looking Information

Certain information contained or incorporated by reference in this press release, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “strategy”, “target”, “plan”, “commitment”, “ramp up”, “opportunities”, “guidance”, “project”, “progress”, “expand”, “invest”, “continue”, “progress”, “develop”, “on track”, “ongoing”, “estimate”, “growth”, “potential”, “future”, “extend”, “will”, “could”, “would”, “should”, “may” and similar expressions identify forward-looking statements. In particular, this press release contains forward-looking statements including, without limitation, with respect to: Barrick’s forward-looking production guidance and our five and ten-year production profiles for gold and copper; projected capital, operating and exploration expenditures; our ability to convert resources into reserves and replace reserves net of depletion from production; anticipated timing for first production at Reko Diq; expected benefits from the Pueblo Viejo expansion project, including projected increases in production; Barrick’s ability to complete and expected benefits from the sale of its 50% interest in Donlin; Barrick’s planned divestments of Tongon and Hemlo; the potential for Fourmile, Reko Diq and Lumwana to become Tier One assets; mine life and production rates, including anticipated production growth from Barrick’s organic project pipeline; Barrick’s global exploration strategy and planned exploration activities, including in Canada; Barrick’s copper strategy; our plans, and expected timing, completion and benefits of our growth projects; potential mineralization and metal or mineral recoveries; the status of negotiations with the Government of Mali in respect of ongoing disputes regarding the Loulo-Gounkoto Complex and Barrick’s commitment to reach a mutually acceptable solution; Barrick’s strategy, plans, targets and goals in respect of environmental and social governance issues, including local community relations, planned resettlement activities at Pueblo Viejo, economic contributions and education, employment and procurement initiatives, tailings management, climate change and biodiversity initiatives; Barrick’s talent management strategy; Barrick’s performance dividend policy and share buyback program; and expectations regarding future price assumptions, financial performance and other outlook or guidance.

Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this press release in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity); risks associated with projects in the early stages of evaluation and for which additional engineering and other analysis is required; risks related to the possibility that future exploration results will not be consistent with the Company’s expectations, that quantities or grades of reserves will be diminished, and that resources may not be converted to reserves; risks associated with the fact that certain of the initiatives described in this press release are still in the early stages and may not materialize; changes in mineral production performance, exploitation and exploration successes; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; the speculative nature of mineral exploration and development; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule

BARRICK FIRST QUARTER 2025	32	PRESS RELEASE

of law; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices, including the status of value added tax refunds received in Chile in connection with the Pascua-Lama Project; expropriation or nationalization of property and political or economic developments in Canada, the United States, Mali or other countries in which Barrick does or may carry on business in the future; risks relating to political instability in certain of the jurisdictions in which Barrick operates; timing of receipt of, or failure to comply with, necessary permits and approvals; non-renewal of key licenses by governmental authorities; failure to comply with environmental and health and safety laws and regulations; increased costs and physical and transition risks related to climate change, including extreme weather events, resource shortages, emerging policies and increased regulations related to greenhouse gas (“GHG”) emission levels, energy efficiency and reporting of risks; the Company’s ability to achieve its sustainability goals, including its climate-related goals and GHG emissions reduction targets, in particular its ability to achieve its Scope 3 emissions targets which require reliance on entities within Barrick’s value chain, but outside of the Company’s direct control, to achieve such targets within the specified timeframes; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; the liability associated with risks and hazards in the mining industry, and the ability to maintain insurance to cover such losses; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; risks related to operations near communities that may regard Barrick’s operations as being detrimental to them; litigation and legal and administrative proceedings; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges, tailings dam and storage facilities failures, and disruptions in the maintenance or provision of required infrastructure and information technology systems; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; risks associated with working with partners in jointly controlled assets; risks related to disruption of supply routes which may cause delays in construction and mining activities, including disruptions in the supply of key mining inputs due to the invasion of Ukraine by Russia and conflicts in the Middle East; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; risks associated with artisanal and illegal mining; risks associated with Barrick’s infrastructure, information technology systems and the implementation of Barrick’s technological initiatives, including risks related cybersecurity incidents, including those caused by computer viruses, malware, ransomware and other cyberattacks, or similar information technology system failures, delays and/or disruptions; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; the impact of inflation, including global inflationary pressures driven by ongoing global supply chain disruptions, global energy cost increases following the invasion of Ukraine by Russia and country-specific political and economic factors in Argentina; adverse changes in our credit ratings; fluctuations in the currency markets; changes in U.S. dollar interest rates; changes in U.S. trade, tariff and other controls on imports and exports, tax, immigration or other policies that may impact relations with foreign countries, result in retaliatory policies, lead to increased costs for raw materials and components, or impact Barrick’s existing operations and material growth projects; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); risks related to the demands placed on the Company’s management, the ability of management to implement its business strategy and enhanced political risk in certain jurisdictions; uncertainty whether some or all of Barrick’s targeted investments and projects will meet the Company’s capital allocation objectives and internal hurdle rate; whether benefits expected from recent transactions are realized; business opportunities that may be presented to, or pursued by, the Company; our ability to successfully integrate acquisitions or complete divestitures; risks related to competition in the mining industry; employee relations including loss of key employees; availability and increased costs associated with mining inputs and labor; risks associated with diseases, epidemics and pandemics; risks related to the failure of internal controls; and risks related to the impairment of the Company’s goodwill and assets.

In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).

Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this press release. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

BARRICK FIRST QUARTER 2025	33	PRESS RELEASE